aB 11/23

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SECURITI 15027734 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-43398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/14 and ending 09/30/15

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
James T. Borello & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
151 Dundee Avenue
(No. and Street)

East Dundee	IL	60118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: James T. Borello (847) 426-0200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 20 2015
11 REGISTRATIONS BRANCH

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, **James T. Borello**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of James T. Borello & Company as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

CAROLYN SCHWARTZ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 11, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2015

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2015

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
James T. Borello & Co.

We have audited the accompanying statement of financial condition of James T. Borello & Co. (the Company) as of September 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of James T. Borello & Co. as of September 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 16, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

ASSETS

Cash	$ 629,382
Commissions and concessions receivable	163,660
Prepaid expense	78,577
Furniture and equipment, at cost, net of $235,765 accumulated depreciation	21,564
Automobile, at cost, net of $20,972 accumulated depreciation	188,752
TOTAL ASSETS	$ 1,081,935

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expense	$ 24,963
Commissions payable	35,323
Due to shareholder	123,375
Total Liabilities	$ 183,661
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	160,379
Retained earnings	736,895
Total Shareholder's Equity	$ 898,274
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,081,935

The accompanying notes are an integral part of this financial statement.

JAMES T. BORELLO & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - James T. Borello & Co. (the "Company") was incorporated in the state of Illinois on February 14, 1990. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the state of Illinois as an investment advisor. The Company's principal business activities are the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is determined on a specific identification basis as a result of a case-by-case review of receivables. As of September 30, 2015, there was no allowance for doubtful accounts recorded for commissions receivable as the Company's management believes all amounts are fully collectible.

Depreciation - Depreciation of furniture, equipment and automobile is provided for using various accelerated and straight line methods over five and seven year periods.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder. The Company is subject to certain Illinois income taxes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

NOTE 3 - RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan for all employees that have attained the age of 21 and completed 1,000 hours of service during a 12-month period. The Company will make an annual Safe Harbor Non-elective 3% contribution that is 100% vested immediately. All other discretionary profit sharing contributions made by the Company vest over a six-year period based on years of eligible service. Contributions to the plan for the year ended September 30, 2015 were $276,966.

NOTE 4 - CASH BALANCE PENSION PLAN

The Company sponsors a cash balance pension plan. The Plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company funds retirement costs through a trust and complies with the applicable minimum funding requirements specified by ERISA. Participants' accrued benefits vest 100% after three years of eligible service and are based on accumulation account balances, which are maintained for each individual. Participants receive an annual pay credit equal to 80% of their compensation and a monthly interest credit at a fixed rate of 5% compounded annually. Contributions to the plan for the year ended September 30, 2015 were $600,392.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2015, the Company's net capital and required net capital were $459,764 and $25,000 respectively. The ratio of aggregate indebtedness to net capital was 40%.

NOTE 6 - RELATED PARTY

During the year ended September 30, 2015, the Company paid $48,000 in rent for occupancy of its premises to the Company's sole shareholder. No written lease agreement exists between the Company and the shareholder.

In addition, this shareholder is a registered representative of the Company and is responsible for a significant portion of the Company's revenue. The shareholder is not compensated based on a percentage of the revenue produced, but receives a salary and distributions.

During the year ended September 30, 2015, the shareholder partially financed the purchase of an auto for the Company. This transaction was treated as non-cash for purposes of the cash flow statement. The balance due to shareholder is noninterest bearing, uncollateralized and due on demand.

NOTE 7 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company had a bank account designated as a Special Bank Account for the Exclusive Benefit of Customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission. On December 30, 2014, the Company closed this special bank account.

JAMES T. BORELLO & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2015

NOTE 8 - COMPARISON OF ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

The Company originally filed their year end FOCUS IIA showing an ending net capital of $543,479. The Company filed an amended year end FOCUS IIA on November 16, 2015 showing an ending net capital of $459,764. The difference of $83,715 is attributable to adjustments made by the Company for an increase in due to shareholder for $123,375 and a decrease in accrued expense for $39,660.